Exhibit 12.1

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$129	$130	$259	$247	$210	$150	$133
Portion of rentals deemed to be interest	172	141	308	352	319	352	301

Total fixed charges	301	271	567	599	529	502	434

Earnings available for fixed charges:
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	46	993	1,525	2,148	1,762	624	1,078
Minority interest in consolidated subsidiaries and (income) losses of equity investees	(1)	3	(9)	(9)	(4)	(7)	(12)

Subtotal	45	996	1,516	2,139	1,758	617	1,066
Total fixed charges per above	301	271	567	599	529	502	434

Earnings available for fixed charges	346	1,267	2,083	$2,738	$2,287	$1,119	$1,500

Ratio of earnings to fixed charges	1.1	4.7	3.7	4.6	4.3	2.2	3.5